Free Writing Prospectus to Preliminary Pricing Supplement No. 10,773

Registration Statement Nos. 333-275587; 333-275587-01

Dated September 26, 2025; Filed pursuant to Rule 433

Morgan Stanley

3-Year Worst-of MSFT, META and GOOGL Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Microsoft Corporation common stock (“MSFT”), Meta Platforms, Inc. class A common stock (“META”) and Alphabet Inc. class A common stock (“GOOGL”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 3, 2025
Original issue date:	October 8, 2025 (3 business days after the pricing date)
Maturity date:	October 6, 2028
Contingent quarterly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the determination closing price of each underlying stock is at or above its respective downside threshold level on the related observation date. If payable, the contingent quarterly coupon will be an amount in cash per stated principal amount corresponding to a return of 11.60% per annum (corresponding to approximately $29.00 per quarter per security) for each interest payment period for each applicable observation date.

If, on any observation date, the determination closing price of any underlying stock is less than its respective downside threshold level, we will pay no coupon for the applicable quarterly period.

Payment at maturity[1]:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

If the final share price of each underlying stock is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount plus the contingent quarterly coupon with respect to the final observation date and any previously unpaid contingent quarterly coupons from the prior observation dates.

If the final share price of any underlying stock is less than its respective downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock. Under these circumstances, the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero.

Early redemption:

If, on any redemption determination date, beginning on January 5, 2026, the determination closing price of each underlying stock is greater than or equal to its respective redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of any underlying stock is below its respective redemption threshold level on the related redemption determination date.

Early redemption payment:

The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent quarterly coupon with respect to the related observation date and any previously unpaid contingent quarterly coupons from the prior observation dates.

Initial share price:	The stock closing price on the pricing date for each underlying
Final share price:	The stock closing price on the final observation date for each underlying
Worst performing underlying stock:	The underlying stock with the largest percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price

Redemption determination dates:	Quarterly, as set forth below, subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:

Quarterly, as set forth below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.

Observation dates:	Quarterly, as set forth below, subject to postponement for non-stock business days and certain market disruption events.
Coupon payment dates:

Quarterly, as set forth below; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date.

Downside threshold level:	60% of the initial share price for each underlying
CUSIP / ISIN:	61779DY30 / US61779DY306
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225053428/ms10773_424b2-30427.htm

Observation dates / Redemption determination dates	Coupon payment dates / Early redemption dates
January 5, 2026	January 8, 2026
April 6, 2026	April 9, 2026
July 6, 2026	July 9, 2026
October 5, 2026	October 8, 2026
January 4, 2027	January 7, 2027
April 5, 2027	April 8, 2027
July 6, 2027	July 9, 2027
October 4, 2027	October 7, 2027
January 3, 2028	January 6, 2028
April 3, 2028	April 6, 2028
July 3, 2028	July 7, 2028
October 3, 2028 (final observation date)	October 6, 2028 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

●The contingent coupon, if any, is based only on the determination closing prices of the underlying stocks on the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of any underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $958.00 per security, or within $25.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of all of the underlying stocks, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Investing in the securities is not equivalent to investing in the common stock of Microsoft Corporation, the class A common stock of Meta Platforms, Inc. or the class A common stock of Alphabet Inc.

●No affiliation with, Microsoft Corporation, Meta Platforms, Inc. or Alphabet Inc.

●We may engage in business with or involving Microsoft Corporation, Meta Platforms, Inc. or Alphabet Inc. without regard to your interests.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.